UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

The Macerich Company
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

554382101
(CUSIP Number)
Jeff Davis
Senior Vice President and General Counsel
Ontario Teachers’ Pension Plan Board
5650 Yonge Street, 3rd Floor
Toronto, Ontario M2M 4H5
Canada
(416) 228-5900

With a Copy to:
William G. Farrar
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4940
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 554382101	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ontario Teachers’ Pension Plan Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,682
	8	SHARED VOTING POWER 17,140,845
	9	SOLE DISPOSITIVE POWER 27,682
	10	SHARED DISPOSITIVE POWER 17,140,845
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,168,527
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON (See Instructions) EP

SCHEDULE 13D

CUSIP No. 554382101	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) 1700480 Ontario Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,140,845
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,140,845
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,140,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of The Macerich Company, a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 401 Wilshire Boulevard, Suite 700, Santa Monica, California 90401. The amount of outstanding Common Stock of the Issuer for purposes of this Schedule 13D was based on 140,715,832 shares of Common Stock outstanding as of October 31, 2014, as reported on the cover of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, and the issued 17,140,845 shares of Common Stock issued on November 14, 2014.

Item 2.	Identity and Background

(a), (b), (c) and (f).  This Schedule 13D is being jointly filed by Ontario Teachers’ Pension Plan Board, an Ontario, Canada corporation (“Teachers’”), and 1700480 Ontario Inc., an Ontario, Canada corporation (“1700480”), wholly owned by Teachers’.

Teachers’ is a pension plan that administers, invests and manages the pension funds of active and retired teachers in Ontario, Canada. The principal office and business address of Teachers’ is 5650 Yonge Street, 3rd Floor, Toronto, Ontario M2M 4H5, Canada.

1700480 is a corporation wholly owned by Teachers’ that owns certain real estate assets on behalf of Teachers’. The principal office and business address of 1700480 is 20 Queen Street West, 5th Floor, Toronto, Ontario M5H 3R4, Canada.

Teachers’ and 1700480 are collectively hereinafter referred to as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.5.

The name, business address, present principal occupation and citizenship of each director and executive officer of each of Teachers’ and 1700480 are set forth on Schedule A and Schedule B, respectively.

(d) and (e).  During the preceding five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A or Schedule B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

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Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the Master Agreement, dated as of November 14, 2014 (the “Master Agreement”) by and among Pacific Premier Retail LP, a Delaware limited partnership (“PPRLP”), MACPT LLC, a Delaware limited liability company, Macerich PPR GP LLC, a Delaware limited liability company, Queens JV LP, a Delaware limited partnership (“Queens JV”), Macerich Queens JV LP, a Delaware limited partnership, Queens JV GP LLC, a Delaware limited liability company, the Issuer and 1700480, 1700480 sold to the Issuer certain Class B Common Units in PPRLP, certain Electing Common Units of Pacific Premier Retail Trust, a Maryland real estate investment trust (“PPRT”), and certain Class B Common Units of Queens JV, in consideration for (1) 17,140,845 shares of Common Stock and $1.00 in cash and (2) the assumption of the portion of property-level debt of PPRLP and Queens JV attributable to 1700480’s interest, consisting of $673 million in principal amount allocated among five different loans. A copy of the Master Agreement is included as Exhibit 99.1 to this Schedule 13D and incorporated by reference herein. The foregoing summary of the Master Agreement is qualified in its entirety by reference to the full text of the Master Agreement.

Item 4.	Purpose of Transaction

Pursuant to the Master Agreement, 1700480 sold to the Issuer 207,920 Class B Common Units in PPRLP, 30 Electing Common Units of PPRT, and 490 Class B Common Units of Queens JV, in consideration for (1) 17,140,845 shares of Common Stock and $1.00 in cash and (2) the assumption of the portion of property-level debt of PPRLP and Queens JV attributable to 1700480’s interest, consisting of $673 million in principal amount allocated among five different loans. A copy of the Master Agreement is included as Exhibit 99.1 to this Schedule 13D and incorporated by reference herein. The foregoing summary of the Master Agreement is qualified in its entirety by reference to the full text of the Master Agreement.

The acquisition of the Common Stock of the Issuer by 1700480 was undertaken for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, results of operations, business and prospects, the market price of the Common Stock, conditions in securities markets generally and in the market for shares of companies like the Issuer, general economic and industry conditions and other factors that the Reporting Persons deem relevant to their investment decisions.  Based on such evaluations, and subject to the Waiver Letter discussed below that permits the Reporting Persons to increase their investment in the Common Stock, the Reporting Persons may at any time or from time to time determine to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock or derivatives relating to Common Stock, or to dispose of Common Stock or securities convertible into or exchangeable for Common Stock or derivatives relating to Common Stock that the Reporting Persons own or may hereafter acquire, through open market or privately negotiated transactions or otherwise, at such prices and on such terms as they deem advisable.  The Reporting Persons intend to monitor their investment in the Common Stock.  The Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer.  In addition, based on the Reporting Persons’ continuing evaluation of the foregoing factors, the Reporting Persons reserve the right to change their plans and intentions at any time or from time to time, as they deem appropriate.

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Concurrently with entering into the Master Agreement, 1700480 and the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) whereby the Issuer agreed to cause the shares of Common Stock owned by 1700480 as well as after-acquired shares of Common Stock that are not freely transferrable under applicable securities laws to be registered for public sale under the Securities Act of 1933, as amended, subject to certain exceptions, limitations and conditions precedent, as described therein. A copy of the Registration Rights Agreement is included as Exhibit 99.2 to this Schedule 13D and incorporated by reference herein. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement.

Also, concurrently with entering into the Master Agreement, the Issuer granted to the Reporting Persons a limited waiver (the “Limited Waiver”), subject to a representation letter (the “Representation Letter”) entered into by the Issuer, Teachers’ and 1700480. Pursuant to the Limited Waiver, the Issuer waived the application of the ownership limit contained in subparagraphs (a)(2) and (a)(3) of Article Eight of the Articles of Amendment and Restatement of the Issuer to the Reporting Persons and permitted the Reporting Persons to beneficially own up to 14.9% of the Common Stock, as described therein. A copy of the Limited Waiver is included as Exhibit 99.4 to this Schedule 13D and incorporated by reference herein. The foregoing summary of the Limited Waiver is qualified in its entirety by reference to the full text of the Limited Waiver.

On November 14, 2014, Mr. John Sullivan, the chief executive officer of The Cadillac Fairview Corporation Limited, a wholly-owned subsidiary of Teachers’, was appointed to the Issuer’s board of directors in connection with the transactions described in this Schedule 13D.

Except as set forth in this Schedule 13D and in connection with the transactions described above, the Reporting Persons have no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b). 1700480, as a wholly-owned subsidiary of Teachers’, may be deemed to share voting and dispositive power with Teachers’ with respect to the 17,140,845 shares of Common Stock it beneficially owns, representing approximately 10.9% of the shares of Common Stock outstanding. In addition to such Common Stock acquired pursuant to the Master Agreement, Teachers’ directly owns 27,682 shares of Common Stock, which together with the shares of Common Stock acquired pursuant to the Master Agreement represent approximately 10.9% of the shares of Common Stock outstanding. Pursuant to the Master Agreement, 1700480 agreed that if it and its affiliates collectively own (beneficially or of record) more than 9.9% of the outstanding shares of Common Stock, 1700480 will cause to be voted in accordance with the recommendations of the Issuer’s Board of Directors all of the shares of Common Stock owned by them in excess of such number of shares that represents 9.9% of the outstanding shares of Common Stock. The foregoing summary of the Master Agreement is qualified in its entirety by reference to the full text of the Master Agreement.

(c). Pursuant to the Master Agreement, on November 14, 2014, 1700480 sold to the Issuer 207,920 Class B Common Units in PPRLP, 30 Electing Common Units of PPRT, and 490 Class B Common Units of Queens JV, in consideration for 17,140,845 shares of Common Stock and $1.00 in cash and the assumption of the portion of property-level debt of PPRLP and Queens JV attributable to 1700480’s interest, consisting of $673 million in principal amount allocated among five different loans.  Additionally, on November 18, 2014, a wholly-owned direct subsidiary of Teachers’ closed out a position of 1,000 shares of Common Stock at an average acquisition price of $69.62 per share through transactions conducted on the NASDAQ Stock Market, Crossfinder and NYSE Arca.  Except for the arrangements described in this Schedule 13D, neither Reporting Person has and, to the knowledge of the Reporting Persons, no person named in Schedule A or Schedule B has effected any transactions in the class of securities reported during the past 60 days.

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(d). To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock that may be deemed to be beneficially owned by any Reporting Person.

(e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

See “Item 4. Purpose of Transaction” for descriptions of the Master Agreement, Registration Rights Agreement, Representation Letter and Limited Waiver, which are qualified in their entirety by reference to the respective agreements, copies of which are filed as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively. Exhibits 99.1, 99.2, 99.3 and 99.4 are specifically incorporated herein by reference in answer to this Item 6.

Other than as stated in this Item 6 and except for the agreements described in this Schedule 13D, to the knowledge of any of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or any person listed on Schedule A or Schedule B, or between any such person and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
Exhibit 99.1
Master Agreement, dated as of November 14, 2014, by and among The Macerich Company, Pacific Premier Retail LP, MACPT LLC, Macerich PPR GP LLC, Queens JV LP, Macerich Queens JV LP, Queens JV GP LLC, and 1700480 Ontario Inc. (incorporated by reference to Exhibit 2.1 to The Macerich Company’s Current Report on Form 8-K filed on November 18, 2014).

Exhibit 99.2
Registration Rights Agreement, dated as of November 14, 2014, by and between The Macerich Company and 1700480 Ontario Inc. (incorporated by reference to Exhibit 10.1 to The Macerich Company’s Current Report on Form 8-K filed on November 18, 2014).

Exhibit 99.3	Representation Letter, dated as of November 24, 2014, executed and delivered by The Macerich Company and agreed to by Ontario Teachers’ Pension Plan Board and 1700480 Ontario Inc.
Exhibit 99.4	Limited Waiver, dated as of November 14, 2014, of the Macerich Company to Ontario Teachers’ Pension Plan Board and its affiliates
Exhibit 99.5	Joint Filing Agreement, dated November 24, 2014, by and between Ontario Teachers’ Pension Plan Board and 1700480 Ontario Inc.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 24, 2014

Ontario Teachers’ Pension Plan Board

By:	/s/ Rossana Di Lieto
Name:	Rossana Di Lieto
Title:	Chief Compliance Officer and Vice President

1700480 Ontario Inc.

By:	/s/ Sandra J. Hardy
Name:	Sandra J. Hardy
Title:	Vice-President and Secretary

SCHEDULE A

CERTAIN INFORMATION REGARDING THE BOARD MEMBERS AND OFFICERS OF ONTARIO TEACHERS’ PENSION PLAN BOARD
Set forth in the table below are the name, current residence or business address and current occupation or employment of each of the board members and officers of Ontario Teachers’ Pension Plan Board, an Ontario, Canada corporation (“Teachers’”). Each director and officer is a citizen of Canada with the exception of Calum McNeil and Jo Taylor, each of whom is a citizen of the United Kingdom.

Name	Residence or Business Address	Occupation or Employment
Rodney Stephen Albert (Board Member)	566 Rosebank Road S. Pickering, ON L1W 2N5	Board Member
Hugh Mackenzie (Board Member)	418 Markham Street, Toronto, ON M6G 2L2	Economic Consultant
Eileen Ann Mercier (Board Member)	One Post Road, PH #7 Toronto, ON M3B 3R4	Board Member
Barbara Frank Palk (Board Member)	4 Douglas Drive Toronto, ON M4W 2B3	Board Member
Sharon Sallows (Board Member)	40 Edgar Avenue Toronto, ON M4W 2A9	Partner, Ryegate Capital Corporation
David William Smith (Board Member)	37 Burton Road Toronto, ON M5P 1V1	Board Member
Daniel Francis Sullivan (Board Member)	65 Chestnut Park Road Toronto, ON M4W 1W7	Board Member
Jean Turmel (Board Member)	1067 Boul. Mont-Royal Outremont, QUE H2V 2H5	President, Perseus Capital Inc.
OFFICERS
Tracy Abel	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Member Services
Deborah Mary Allan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Communications and Media Relations
Jacqueline Beaurivage	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President and Head of ePMO
Russell Andrew Bruch	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President and Chief Information Officer
Jason Nicholas Chang	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Fixed Income, Fixed Income & Alternative Investments

Andrew James Claerhout	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Infrastructure
James Davis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Strategy & Asset Mix & Chief Economist, Asset Mix & Risk
Jeffrey Michael Davis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	General Counsel, Senior Vice President, Corporate Affairs and Corporate Secretary
Rossana Di Lieto	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President & Chief Compliance Officer
Kevin Clifford Duggan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Equity Products, Tactical Asset Allocation
Steven Tommaso Faraone	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Financial Services and Healthcare, Teachers’ Private Capital
Audrey Ann Gaspar	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Investment Planning, Asset Mix & Risk
Doug Gerhart	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Investment IT Architecture
Maryam Ghiai	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, IT Service Delivery
Carol Gordon	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Audit Services
Jonathan Craig Hammond	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Enterprise Technology Services
Jonathan Michael Hausman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Alternative Investments and Fixed Income Emerging Markets, Fixed Income & Alternative Investments
Ziad Hindo	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Tactical Asset Allocation & Natural Resources
Daniel Leo Houle	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Investment Operations
Hersh Joshi	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Taxation
Wayne Anthony Kozun	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Fixed Income & Alternative Investments
Romeo Stephen Leemrijse	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Industrial Products, Energy & Power, Teachers’ Private Capital
Leslie Ann Lefebvre	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Global Active Equities, Public Equities
Kenneth James Steven Manget	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Infrastructure
Rosemarie Ellen McClean	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Operations Officer

David Lloyd McGraw	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President & Chief Financial Officer
Calum McNeil	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Financial & Management Reporting
Marcia Elizabeth Mendes-d’Abreu	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Human Resources
Ronald Wesley Mock	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	President & Chief Executive Officer
Nicole Musicco	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Funds, Teachers’ Private Capital
Jennifer Susanne Newman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Investment Finance Operations
Philip John Nichols	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Member Services IT & Solution Engineering
Neil Petroff	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Vice President and Chief Investment Officer
John Scott Picket	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Research & Risk, Asset Mix & Risk
Sarah Jane Rowe	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Teachers’ Private Capital
Lino Louis Sienna	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Long-Term Equities, Teachers’ Private Capital
Peter Laverne Everett Simpson	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Valuation, Risk Analytics & Model Valuation
Olivia Penelope Steedman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Asset Management, Infrastructure & Timberland
Andrew Jonathan Mark Taylor	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President & Senior Representative London Office, Teachers’ Private Capital
Michael Peter Wissell	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Public Equities
Barbara Maria Zvan-Watson	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President Asset Mix & Risk & Chief Investment Risk Officer

SCHEDULE B

CERTAIN INFORMATION REGARDING THE DIRECTORS
AND EXECUTIVE OFFICERS OF 1700480 ONTARIO INC.

Set forth in the table below are the name, current residence or business address and current occupation or employment of each of the directors and executive officers of 1700480 Ontario Inc., an Ontario, Canada corporation. Each director and officer is a citizen of Canada with the exception of Russell Goin, who is a citizen of the United States.

Name	Residence or Business Address	Occupation or Employment
John M. Sullivan (Director)	20 Queen Street West, 5th Floor Toronto, Ontario M5H 3R4	President & Chief Executive Officer of The Cadillac Fairview Corporation Limited
Sandra J. Hardy (Director)	20 Queen Street West, 5th Floor Toronto, Ontario M5H 3R4	Executive Vice-President, General Counsel and Secretary of The Cadillac Fairview Corporation Limited
Duncan Osborne (Officer)	20 Queen Street West, 5th Floor Toronto, Ontario M5H 3R4	Senior Vice-President, Investments of The Cadillac Fairview Corporation Limited
Russell Goin (Officer)	20 Queen Street West, 5th Floor Toronto, Ontario M5H 3R4	Executive Vice-President, Investments of The Cadillac Fairview Corporation Limited
Alan Millar (Officer)	20 Queen Street West, 5th Floor Toronto, Ontario M5H 3R4	Vice-President, Finance of The Cadillac Fairview Corporation Limited
Lois A. Miles (Officer)	20 Queen Street West, 5th Floor Toronto, Ontario M5H 3R4	Senior Vice-President, Taxation of The Cadillac Fairview Corporation Limited

EXHIBIT INDEX

Exhibit 99.1
Master Agreement, dated as of November 14, 2014, by and among The Macerich Company, Pacific Premier Retail LP, MACPT LLC, Macerich PPR GP LLC, Queens JV LP, Macerich Queens JV LP, Queens JV GP LLC, and 1700480 Ontario Inc. (incorporated by reference to Exhibit 2.1 to The Macerich Company’s Current Report on Form 8-K filed on November 18, 2014).

Exhibit 99.2
Registration Rights Agreement, dated as of November 14, 2014, by and between The Macerich Company and 1700480 Ontario Inc. (incorporated by reference to Exhibit 10.1 to The Macerich Company’s Current Report on Form 8-K filed on November 18, 2014).

Exhibit 99.3	Representation Letter, dated as of November 24, 2014, executed and delivered by The Macerich Company and agreed to by Ontario Teachers’ Pension Plan Board and 1700480 Ontario Inc.

Exhibit 99.4	Limited Waiver, dated as of November 14, 2014, of the Macerich Company to Ontario Teachers’ Pension Plan Board and its affiliates

Exhibit 99.5	Joint Filing Agreement, dated November 24, 2014, by and between Ontario Teachers’ Pension Plan Board and 1700480 Ontario Inc.